Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2010		2009
Earnings:
Pretax income excluding income or loss from equity investments	$116,098		$27,136
Adjustments:
Fixed charges	115,871		79,777
Distributed income from equity investments	8,042		3,110
Capitalized interest, net of amortization	3,281		2,255
Arch Western Resources, LLC dividends on preferred membership interest	(80)		(55)

Total earnings	$243,212		$112,223

Fixed charges:
Interest expense	$107,906		$70,466
Capitalized interest	—		713
Arch Western Resources, LLC dividends on preferred membership interest	80		55
Portions of rent which represent an interest factor	7,885		8,543

Total fixed charges	$115,871		$79,777
Total fixed charges and preferred stock dividends	$115,871		$79,777

Ratio of earnings to combined fixed charges and preference dividends	2.10	x	1.41	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.